

Nasdaq Regulation

Nasdaq

William Slattery
Vice President
Listing Qualifications

August 21, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 20, 2020, The Nasdaq Stock Market (the "Exchange") received from HighPeak Energy, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Common Stock, par value $0.0001 per share

Warrants to purchase Common Stock

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,

William Slattery